April 26, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (888) 282-6372

Andres F. Fernandez
Chief Executive Officer
American Ammunition, Inc.
3545 NW 71st Street
Miami, Florida 33147


      Re: 	American Ammunition, Inc.
      	Amendment No. 1 to Form SB-2 filed April 6, 2005
		File No. 333-122056

Dear Mr. Fernandez:

      We have reviewed your filing and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement on page 5 and on the cover page that the last reported sales price by OTCBB on March 24, 2005 was $.11. Please note that your cover page should show the last reported sale price as of the latest practicable date. In addition, please clarify what market price you are assuming and the date on which the company`s shares traded at that price wherever you discuss the number of shares you would issue upon conversion of the debenture. We note that the discussion in the summary section is "based on current market prices." Finally, where you discuss a specific price, such as the disclosure on page 12 and elsewhere in your filing which lists the market price as $.12, ensure that you give the correct date on which the shares traded at that price, in this case February 14, 2005. Our understanding is that on April 5 (the date you cite in your filing), your shares traded at approximately $.10 per share.

2. We note your response to comment 5 in our letter dated March 2, 2005. Please consider renaming the "conversion formula" component of the formula for purposes of the disclosure in this filing, since this name can also refer to the entire formula and investors may become confused as to how the formula operates. You should consider a term that concisely describes the nature of this component as a discounted market price. In addition, please revise your description of this component in Note H on page F-13.

3. It appears as though paragraph 3 of your addendum to the convertible debenture and warrant to purchase common stock dated December 10, 2004 alters the formula by which you will issue shares of common stock upon conversion of a portion of the debenture and exercise of a corresponding number of warrants. The effect of the addendum does not appear to be reflected in the description of the formula in the prospectus. For example, under the formula as described in your prospectus, the conversion of $40,000 of the debenture would result in the issuance of 4,863,158 shares, while under the formula as described in paragraph 3 of the addendum, the conversion of $40,000 of the debenture would result in the issuance of 7,894,736 shares (assuming in each case, a market price of $.11).
Please supplementally confirm the formula by which you will be issuing shares of common stock and revise your registration statement as necessary. We may have further comments upon review of your response.

4. We note your response to prior comment 4 about what the formula for the conversion of the debentures is intended to achieve. We now understand, based on your response and our review of the amended registration statement, that it is the operation of the conversion formula, together with the mandatory warrant exercise, that result in the debenture holder receiving the shares registered for resale at
a
24% discount to market.  In order to help investors better
understand
these transactions, please revise your disclosure to emphasize the relationship between the debenture conversion and warrant exercise more clearly. For example:
* On your cover page, rather than describing the debenture
conversion
in detail, please just include a statement to the effect that the common stock purchase warrants will be exercised concurrently with the conversion of the debenture and that these transactions together will produce an average price for the shares equal to 76% of the then
current market value of the company`s common stock. You can then describe in detail the operation of each of these formulas in the body of the prospectus.
* Where you discuss the amount of shares you will have outstanding after the debenture is converted, please also discuss the mandatory concurrent exercise of the warrant.  For example, in the risk factor
entitled "The continuously adjustable conversion formula feature .
..
.." on page 12 omits any reference to additional shares being issued upon the required exercise of the warrant at the time of the conversion.

5. Please revise your filing to indicate that the number of warrants required to be exercised is equal to ten times the dollar amount of the debenture being converted, divided by the warrant exercise price, as the Warrant Agreement reflects.

6. We note disclosure of past conversions of the debenture in the amount of $393,635 from March 2003 through December 31, 2004, along with the corresponding exercise of 3,936,350 warrants.  We also note
disclosure throughout your document that debentures totaling
$250,000
were issued in the initial October 4, 2002 transaction along with 30,000,000 warrants to purchase shares of common stock. We also note your statement that in March and May of 2003, an aggregate of $350,000 in debentures were issued, as well as your statement on page
7 that you received $500,000 from the issuance of the convertible debenture. Please revise your filing to indicate the aggregate amount of debentures and warrants issued, as well as how you calculated that there are $266,350 of debentures outstanding and 2,663,500 warrants outstanding.

7. Revise your disclosure to eliminate the discrepancy between your statements throughout the document that the remaining 2,663,500 warrants have a $1 exercise price and your statement on page 78 that the warrants are exercisable at $1 for up to 2,500,000 shares.

8. Please supplementally confirm that you have 2,666,350 warrants outstanding, as ten times the dollar value of the remaining debenture is 2,663,500. We also note your statement that appears in Note H on page F-13 that on December 31, 2004, there were 2,663,650 warrants outstanding.

Triton, page 28

9. Please revise your disclosure to state the products covered by the patents that you acquired. We also note your disclosure that the consideration you paid on October 19, 2004 was stock valued at $500,000. Please supplementally confirm the consideration you paid to acquire the assets of Triton Ammunition Corporation, as we note disclosure in your initial filing that stock valued at $1.4 million was issued.

Security Ownership of Certain Beneficial Owners and Management,
page
37

10. We note your statement on page 37 that there were 75,907,300 shares outstanding on April 1, 2005 and your statement on page 7 that there were 75,851,692 shares outstanding on that date. Please reconcile this discrepancy.

Selling Stockholders, page 42

11. Please state in your prospectus whether the selling security holder is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that the selling security holder is not a broker-dealer or an affiliate of a broker-dealer. We may have additional comments upon review of your response.

Terms of Convertible Debentures, page 43

12. Please revise your disclosure regarding the December 2004 addendum to state the consideration provided by La Jolla

Item 27.  Exhibits, page 82

13. Your only previous filing related to this transaction occurred on
January 14, 2005, as the supplemental information you submitted for
staff review on February 15, 2005 cannot be incorporated by
reference.  See Securities Act Rule 411(c).  Please file Exhibit
5.1
in this regard.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-1950 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Steve Fleming, Esq. (via facsimile 212/930-9725)
      Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Andres F. Fernandez
American Ammunition, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE